VENUE BY XCINEX

2021 Report

Dear investors,

First and foremost, I want to thank all our investors for putting skin in the game and believing in XCINEX's vision for the future of streaming. Showing unfaltering support from the idea stage to now, months away from having our iconic go to market media player, it has been a marvelous journey.

Having investors that show patience, understanding, support and confidence is rare and we are blessed to have such a strong foundation of seasoned investors. We are moving forward stronger than ever and thank you for your continuous support! #WeAreXCINEX

We need your help!

Proudly share our vision and the innovation we are bringing forward with your family, friends and colleagues. We are making history together and without your support we wouldn't be where we are today. Your voice means everything and together we can pioneer the future of entertainment with a whole new level of engagement and viewer immersion unlike anything that exists today.

Sincerely,

James R. Sauer
Board Member

Rajeev Prasad
Board member

Charles Wingate
CFO & Treasurer

Cihan Fuat Atkin
Founder & CEO

Our Mission

At scale, we will have an audience of over 20M homes, generating an estimated $1B in annual revenue. These projections cannot be guaranteed.

See our full profile



How did we do this year?


Report Card


B+



The Good

- Development of MVP software for VENUE was completed for Android and HTML5.
- BETA Pilot hardware devices were delayed but completed and are being prepared for pilot users.
- VENUEmobile for phones and tablets was started. Frontend development has been completed.

The Bad

- Covid causing serious delays in receiving parts for BETA units and pilot test.
- Covid and Ukraine invasion are causing logistical delays, price increases, supply shortages.
- Delays are costing the team ime and additional resources causing management to seek funding sooner than expected.

2021 At a Glance

January 1 to December 31



$0
Revenue



-$420,250
Net Loss



$582,365 +249%
Short Term Debt



$405,156
Raised in 2021

$125,000
Cash on Hand
As of 03/31/22

INCOME BALANCE NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

VENUE by XCINEX is a streaming player and app that turns your TV into a real venue- be it a movie theater, concert hall or arena. With VENUE, storytellers can expand their audience for their premium ticketed content whether filmed or live. This provides consumers with access to the latest in entertainment from the safety and comfort of their home without devaluing the experience or the content.

At scale, we will have an audience of over 20M homes, generating an estimated $1B in annual revenue. These projections cannot be guaranteed.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

XCINEX CORPORATION was incorporated in the State of Maryland in August 2012.

Since then, we have:

- VENUE utilizes AI and machine vision to expand the ticketed entertainment experience into the home.
- VENUE has the potential to disrupt an $80B+ ticketed entertainment industry.
- Global IP secured - Patents issued in the US (x2), South Korea, Canada, and Israel.
- Highly experienced core team - execs from Warner Bros., Sony, Paramount, VIZIO, CBS, and Universal.
- Huge data potential. Platform & device enables advanced data analytics.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $0 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was % in fiscal year 2021, compared to % in 2020.
- *Assets.* As of December 31, 2021, the Company had total assets of $833,753, including $28,167 in cash. As of December 31, 2020, the Company had $714,829 in

total assets, including $148,952 in cash.

- *Net Loss.* The Company has had net losses of $420,250 and net losses of $459,670 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities.* The Company's liabilities totaled $582,365 for the fiscal year ended December 31, 2021 and $166,871 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $1,890,713 in equity and $108,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

XCINEX CORPORATION cash in hand is $125,000, as of March 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $30,000/month, for an average burn rate of $30,000 per month. Our intent is to be profitable in 24 months.

There are no material changes or trends to report subsequent to our financial reporting periods included.

We are a pre-revenue startup that is expecting to launch our product into the market by Q1 2023. We have used funds to date to develop our product hardware, software and IP. We are currently raising a small interim round of capital to extend runway and also expect to conduct a larger raise, likely an equity raise later in 2022.

To launch our product by Q1 2023 at scale, we will require a significant capital raise which could be in the range from $5-10M. The amount and timing are subject to our ability to complete our GTM product, software and also secure deals for distribution and content.

We intend to raise a formal capital round in the next 3 months subsequent to closing our Wefunder round.

Net Margin: -Inf% **Gross Margin: NaN%** **Return on Assets: -50%** **Earnings per Share: -$17,510.42**

Revenue per Employee: $0 **Cash to Assets: 3%** **Revenue to Receivables: ~** **Debt Ratio: 70%**

Xcinex_Financial_Statements_and_Footnotes_Internally_Prepared_FY20_and_FY21_submitted.pdf



We ❤ Our 118 Investors

Thank You For Believing In Us

Shari Johnson
Bruce Hogan
Eric Gilbert Rodli
Lawrence Wu
Anthony Darwin
Calvin Hines
Vladimir Brichkov
Rao Prasad
Ron Zember
Nicholas Gessner
Benjamin Rudnitsky
Alan Cavossa
Timothy RANSON
Anastasia N Pleasant
Gabrielle Luster
Tomas Arroyo Jr
Douglas Scott Peterson
Junior Rogers
Toni Farley
Richard Barilla
Bobby Koneru
Anthony Thomas
Arun Nagesh
Elsa Almenara
Thomas Daniels
Dan TRAN
Jerome Bocci
Nezamur Mollah
Ephraim Johnson
Jami Johnson
Bankole Segun Dele
Sultan Atkin
Muge Khalaf
Clifford William
Damian Kube
Hatem Rowaihy
Danny Hoang
Severen Henderson
Leonard Llewellyn
Keith M Elam
Sreedhar Chintamaneni
Rajendra Pandey
Hector LUGO
Barbara Simon
Narkhajid Davaanyam
Aaron Reuter
Christian Davenport
DOTTY HUDSON
Jeff Lombardo
Hector LUGO
Rebecca Urciuolo
Jacquis Cody
Charles Wingate
Daren Loewinger
Farooq Shah
Kandi Clark
Sabah Nathaniel Samson
James R Sauer
Shehryar John Samson
Patricia Miller
Janet Kay Herring
Debora Monaghan
Nat Terpenning
Patrick Enweronye
Allen J Clements
Herbert Crawford
DOTTY HUDSON
Frank Stoczko
Mahmood AlQuaiti
Yazan Khalaf
Stephen Drgan
Allan Terry
Mitchell Miner
Daren Loewinger
Jenny Tannenbaum
Brayden Lee
Badal Haider
Torris Crayton
Michael Ramsey
Richard Slew
Jitendra S BHOPANI
Irene Dela Torre
Ernesto Javier
Prem Kappala
Richard Vilar BELTRAME
Jane Owen
April Scott
Lauren Johnson
Larry Parker
Aykut Karaalioglu
E. Frischhut
Brian Tannenbaum
Chase Tinkham
Doug Collins
Bill Bjerrum
Bart Neal
Kassidy G Adamek
Waldemar Vazquez
Randall Hall
Matthew Hoster
Sarath Chandra Kumar Ja...
Gregg Freedman
Jesse Crider
Americo Gomes
Claire Dodin
Robin C Burnham
David Lanfair
Rajeev Prasad
Jerome Tannenbaum
Jeremy Wingate
Salvador Mejia
Loren Green
Martin Orlowski
Robert Larsen
Kurt Kennell
Jose A Gelpi
Erna K Lindsey
Melody Rogers

Thank You!

From the VENUE by XCINEX Team





Cihan Fuat Atkin
Founder & CEO

Don Tannenbaum
Co-Founder & EVP, Studio Relations



Charles Wingate
CFO

25+ year media finance executive - Ex-Universal, Sony, and Awesomeness. MBA, USC Marshall. CPA (California & Maryland)



James Garcia
CTO & COO

Over three decades of software development and former CTO for Vmersion and Enporion.



Prashant Shah
Chief Content Officer

25+ years in the M&E industry. Produced over 30 Bollywood and Hollywood movies and TV shows in the US, Canada, UK, and India markets.



Andrew Goldman
VP, Business Development

Previously worked at M&E giants including WarnerMedia, HBO, ViacomCBS, Fathom Events and more specializing in new development initiatives.



Arslan Topcu
SVP, Technology

Brings over 20+ years of experience in software development with a focus on AI and computer vision.



Craig Cahill
Advisor

30+ years in international sales and development. Head of Business Development & Partnerships, C&P at Logitech. Formerly, Director of Corporate Development at Vizio



Ravi Sawhney
Advisor

Founder & CEO at RKS Design. Co-founder of RKS Guitars. Invented the popular Psycho-Aesthetics design think methodology.



Mena Massoud
Advisor

Actor, Producer, and Author well-known for his role in the 2019 live-action Disney film Aladdin, Hulu series Reprisal, and Amazon Prime series Jack Ryan.



Ahmet Cinar

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
James R. Sauer	President - Management Consulting @ Strategic Performance Group LLC	2014
Rajeev Prasad	Physician, Chief Medical Officer, Healthcare Entrepreneur @ Sanderling Renal Services	2019
Ahmet Cinar	Investor @ Cinar Rugs	2015
Cihan Fuat Atkin	CEO @ XCINEX	2012
Don Tannenbaum	EVP, Studio Relations & Cofounder @ XCINEX	2017

Officers

OFFICER	TITLE	JOINED
Charles Wingate	CFO/COO	2020
Cihan Fuat Atkin	President CEO	2012
James Garcia	CTO	2019
Don Tannenbaum	EVP and Cofounder	2017

Voting Power ⓘ

HOLDER	SECURITIES HELD	VOTING POWER
Cihan Fuat Atkin	16,000,000 Common Stock	50.9%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
04/2015	$900,000	Common Stock	Regulation D, Rule 506(b)
10/2017	$108,000		Other
06/2020	$990,713	Preferred Stock	Regulation D, Rule 506(b)
07/2021	$405,156		4(a)(6)
			Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
10/20/2017	$108,000	8.0%	20.0%	None	09/01/2022

Outstanding Debts

None.

Related Party Transactions

As of 2020, the company loaned its CEO $148K at 7% per annum. The amounts are to be repaid at the discretion of management

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Series A Preferred	7,000,000	3,467,550	Yes
Preferred	19,000,000	0	Yes
Common	50,000,000	21,800,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	6,200,000

Risks

Capital. As with many other startups, we cannot predict our ability to raise future rounds of investment capital. We will need to raise subsequent rounds of capital as we go to market.

Competition. The streaming media industry is highly competitive and dominated by major global, well known brands. As a startup with limited capital, there can be no assurance that we will be able to successfully compete against the competition.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Regulations. With all consumer electronic devices, there are regulatory concerns that could impact our ability to scale as quickly as expected or deliver future technology advanced services.

Distribution. Our ability to scale and grow the company is contingent on our ability to secure distribution deals with hardware distributors. Due to our early stage, we cannot guarantee mass scale distribution at launch.

Hardware. With the design and manufacture of any consumer electronic device, delays are possible due to logistics and global circumstances. Currently, this includes the worldwide impact of Covid19.

Content. The depth and breadth of premium content played on our Venue app is contingent on our ability to secure content deals with major content providers. We cannot guarantee our ability to secure deals with content providers.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the

value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor🛈;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $20,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the

- market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

XCINEX CORPORATION

- Maryland Corporation
- Organized August 2012
- 2 employees

902 Mossbridge Court
Pleasant Hil CA 94523

https://www.xcinex.com

Business Description

Refer to the <u>VENUE by XCINEX</u> profile.

EDGAR Filing

The Securities and Exchange Commission hosts the <u>official version of this annual report</u> on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

VENUE by XCINEX is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.